Exhibit 99.2

SILYNXCOM LTD.
NETANYA, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 3, 2025

The enclosed Proxy Statement is being solicited by the board of directors (the “Board”) of Silynxcom Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held on September 3, 2025, at 5 p.m. Israel time, or at any adjournment or postponement thereof, at the Company’s office, located at 7 Giborei Israel, Netanya, 4250407, Israel.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement (“Proxy Statement”), the Ordinary Shares represented thereby will be voted “FOR” each of the proposals described in this Proxy Statement (the “Proposals”).

Quorum and Adjournment

Two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall be adjourned until September 3, 2025, at 7 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of the Proposals

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), the Proposals described hereinafter require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such Proposals (a “Simple Majority”).

Proposed Additional Agenda Items

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% (five percent) of the outstanding voting rights of the Company) to Mr. Nir Klein, Company’s Chief Executive Officer and director; e-mail address: kleinnir@s-o-s.co.il, no later than August 25, 2025. All such submissions must comply with the requirements under the Companies Law, the regulations promulgated thereunder, and the Company’s amended and restated articles of association (the “Articles”).

There may be changes on the agenda after publishing the Proxy. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO INCREASE THE COMPANY’S REGISTERED SHARE CAPITAL AND TO AMEND AND RESTATE THE COMPANY’S CURRENT ARTICLES TO REFLECT THE SAME

As of the date hereof, the Company’s authorized share capital consists of 50,000,000 Ordinary Shares.

On August 14, 2025, the Board approved an increase to the Company’s authorized share capital by 1,950,000,000 Ordinary Shares (the “Increase of Authorized Share Capital”). Accordingly, after giving effect to the Increase of Authorized Share Capital, the authorized share capital of the Company will consist of 2,000,000,000 Ordinary Shares.

The Board believes the Increase of Authorized Share Capital is necessary to enable the Company to have sufficient authorized share capital and to ensure that the Company can raise adequate capital so that it can pursue business opportunities to meet any potential future business needs and better position the Company for potential future financing and strategic transactions. Additionally, as a general matter, such Increase of Authorized Share Capital would enable the Board to issue additional Ordinary Shares in its discretion from time to time for general corporate purposes.

An amendment to the Articles that reflects the Increase of Authorized Share Capital, will be as follows:

“5. Authorized Share Capital.

(a) The share capital of the Company shall consist of 2,000,000,000 Ordinary Shares, no par value each (the “Shares”).”

The Board believes that the Increase of the Authorized Share Capital is advisable and in the best interests of the Company’s shareholders.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to approve to increase to the Company’s authorized share capital by 1,950,000,000 Ordinary Shares to 2,000,000,000 Ordinary Shares, and to amend and restate the Articles to reflect the same, as set forth in Proposal 1 of the Proxy Statement.”

The approval the Proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends that the shareholders vote “FOR” the above Proposal.

PROPOSAL 2

TO APPROVE A REVERSE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING
ORDINARY SHARES AT A RATIO OF BETWEEN 2:1 AND 20:1, TO BE IN EFFECT, IF
EFFECTED, AT THE DISCRETION OF, AND AT SUCH DATE TO BE DETERMINED BY, THE BOARD

The Board believes that having discretion to decide whether to effectuate a reverse share split is advisable in order to make the Company’s Ordinary Shares more attractive to a broader range of investors and to better position the Company for potential future financings and strategic transactions.

Therefore, on August 14, 2025, the Board approved, subject to the approval of the general meeting of the Company’s shareholders, a framework for a potential adjustment of the Company’s share capital at a ratio of between 2-for-1 and 20-for-1, with respect to the Company’s issued and outstanding Ordinary Shares, such that every two (2) to twenty (20) Ordinary Shares shall be converted into one (1) Ordinary Share, and/or any Ordinary Shares issuable pursuant to exercise or conversion of outstanding options, restricted share units and/or warrants issued by the Company, to be effected, if effected, at the discretion of, and at such date to be determined by the Board (the “Reverse Split”).

If the Reverse Split is approved, then the Board will have the authority, at its own discretion, to determine whether to effect the Reverse Split, and the exact ratio and the effective date of the Reverse Split. Following such determination by the Board, the Company will issue a press release announcing the effective date and the ratio of the Reverse Split.

The Board believes that approval of a proposal providing the Board with this generalized grant of authority with respect to setting the Reverse Split ratio, rather than just the approval of a pre-defined reverse share split, will give the Board the flexibility to set the ratio in accordance with current market conditions and, therefore, allow the Board to act in the best interests of the Company and its shareholders.

The implementation of the Reverse Split will result in the reduction of the number of the issued and outstanding Ordinary Shares in accordance with the exchange ratio (between 2:1 and 20:1), such that if the Reverse Split is approved, depending on the ratio, every two (2) Ordinary Shares and up to twenty (20) Ordinary Shares, issued and outstanding, shall be converted into one (1) Ordinary Share. The Reverse Split, if effected, would not adjust the authorized share capital of the Company under its Articles, which, as of the date hereof, consists of 50,000,000 Ordinary Shares or will consist of 2,000,000,000 Ordinary Shares, subject to approval of Proposal 1 in this Meeting.

In addition, if the Reverse Split is effected, the exercise price and the number of Ordinary Shares issuable upon the exercise of any outstanding options, restricted share units and/or warrants will be proportionately adjusted pursuant to the terms of the respective securities in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares and/or any options or restricted share units available for issuance under the Company’s 2022 Equity Reward Plan shall be appropriately adjusted.

The Reverse Split, if effected, will be effected simultaneously for all of the Company’s securities, and the exchange ratio will be the same for all securities. The Reverse Split will affect all the Company’s shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares resulting from such Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of the Reverse Split. In accordance with the Company’s Articles, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding the Company’s Ordinary Shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Board believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company does effect a Reverse Split there can be no assurance that: (i) the Company’s Ordinary Shares will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Company’s Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of fewer than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THEIR TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

The Board believes that the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding Ordinary Shares at a ratio of between 2:1 and 20:1, to be effected, if effected, at the discretion of and on such date to be determined by the Board, as set forth in Proposal 2 of the Proxy Statement”.

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

OTHER BUSINESS

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC
18 Lafayette Pl
Woodmere, New York 11598
United States of America

ADDITIONAL INFORMATION

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 15, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 15, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Silynxcom Ltd.
/s/ Ron Klein
Ron Klein, Chairman of the Board of Directors